Exhibit 99.1- Explanation of Responses

(1)

S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) acts as investment manager to S.A.C. Capital Associates, LLC (“SAC Associates”) and, pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Associates. S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) is the general partner of SAC Capital Advisors LP. Steven A. Cohen controls SAC Capital Advisors Inc. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer’s Common Stock held by SAC Associates is reported herein. Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., and Steven A. Cohen disclaims any beneficial ownership of any of the Issuer’ s securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of their respective indirect pecuniary interests therein, and this report shall not be deemed an admission that SAC Capital Advisors LP, SAC Capital Advisors Inc., or Steven A. Cohen is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(2)

Pursuant to the issuance of 7,285,792 shares of Common Stock of the Issuer on August 7, 2009, SAC Associates now directly owns less than 10% of the shares of Common Stock of the Issuer, and each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Steven A. Cohen now have indirect beneficial ownership of less than 10% of the shares of Common Stock of the Issuer. As previously reported, the Issuer entered into a Securities Purchase Agreement (the “SPA”) with SAC Associates on March 14, 2007. Pursuant to the SPA, the Issuer issued a warrant to SAC Associates to purchase up to 833,333 shares of Common Stock at an exercise price of $6.40 per share (the “Warrant”). As previously reported, the Warrant was subsequently amended to provide for the purchase of up to 903,955 shares of Common Stock at an exercise price of $5.90 per share. The Warrant contains certain restrictions on its exercise, including an issuance limitation prohibiting the holder and its affiliates from exercising the Warrant to the extent that such exercise would result in the beneficial ownership by such holder and its affiliates of more than 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of the shares of Common Stock upon exercise of the Warrant (the “Blocker”). As result of the Blocker, each of SAC Capital Advisors LP, SAC Capital Advisors Inc., and Steven A. Cohen is, therefore, no longer subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended.